AB 3/13

14047324

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2014
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-50313 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCM Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 Towne Lake Parkway, Building 800, Suite 130
(No. and Street)

Woodstock (City) Georgia (State) 30189 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Preston Spears (770) 655-8069
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue, (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



DD 3/18/14

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Preston Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCM Securities Inc. ______, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CAROLYN PREAVETT NOTARY PUBLIC MY COMMISSION EXPIRES FEBRUARY 20, 2015 CHEROKEE COUNTY, GEORGIA

Carolyn Preavett 2-4-14 expires - 2/20/15

Notary Public

Preston Spears 2/4/14
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INDEPENDENT ACCOUNTANT'S REPORT

Board of Directors
TCM Securities, Inc.
Woodstock, Georgia

## Reports on the Financial Statements

We have audited the accompanying statement of financial condition of TCM Securities, Inc. as of December 31, 2013 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements, pursuant to Rule 17a-5 under The Securities Exchange Act of 1934.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

**Independent Auditor's Report**

Board of Directors
TCM Securities, Inc.
Woodstock, Georgia

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCM Securities, Inc. as of December 31, 2013 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 17, 2014

# TCM SECURITIES, INC.

## Statement of Financial Condition
## December 31, 2013

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents ( Note 1 ) | $ | 82,399 |
| Other Current Assets (Note 2) | | 12,573 |
| Total assets | $ | 94,972 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilites: | | |
| Current liabilities | $ | 9,665 |
| Due to/from TIA | | 5,959 |
| Income Taxes Payable | | 5,000 |
| Total liabilities | $ | 20,624 |
| Stockholders' equity ( Notes 4 and 5 ) | | |
| Common stock - $.10 par value, 5,000 shares authorized, issued and outstanding | $ | 500 |
| Paid in Capital | | 659,826 |
| Retained deficits | | (585,978) |
| Total stockholders' equity | $ | 74,348 |
| Total liabilities and stockholders' equity | $ | 94,972 |

*The accompanying notes are an integral part of these financial statements*

# TCM SECURITIES, INC.

## Statement of Income
## For the year ended December 31, 2013

| | | |
|---|---|---|
| REVENUE | | |
| Total revenue | $ | 1,873,978 |
| | | |
| EXPENSES: | | |
| Professional fees | $ | 13,476 |
| Regulatory fees | | 45,071 |
| Commission expense | | 1,422,895 |
| Rent expense | | 7,245 |
| Other operating expenses | | 363,234 |
| Total expenses | $ | 1,851,921 |
| NET INCOME BEFORE INCOME TAXES | $ | 22,057 |
| Provision for income tax | | (5,000) |
| NET INCOME | $ | 17,057 |

*The accompanying notes are an integral part of these financial statements*

## TCM SECURITIES, INC.

## Statement of Changes in Stockholders' Equity
## For the year ended December 31, 2013

| | Capital Stock | Paid in Capital | Retained Deficit | Total Stockholders' Equity |
|---|---|---|---|---|
| Beginning balance January 1, 2011 | $ 500 | $ 660,826 | $ (647,163) | $ 14,163 |
| Adjusments: | | (1,000) | 1,000 | |
| | | | (1,613) | (1,613) |
| Adjusted Beginning balance January 1, 201 | $ 500 | $ 659,826 | $ (647,776) | $ 12,550 |
| Net Income | | | 17,532 | 17,532 |
| Ending balance December 31, 2011 | $ 500 | $ 659,826 | $ (630,244) | $ 30,082 |
| Net Income | | | 27,209 | 27,209 |
| Ending balance December 31, 2012 | $ 500 | $ 659,826 | $ (603,035) | $ 57,291 |
| Net Income | | | 17,057 | 17,057 |
| Ending balance December 31, 2013 | $ 500 | $ 659,826 | $ (585,978) | $ 74,348 |

*The accompanying notes are an integral part of these financial statements*

## TCM SECURITIES, INC.

## Statement of Cash Flows
## For the year ended December 31, 2013

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 17,057 |
| Adjustments to reconcile net loss to net cash provided/(used) by operating activities: | | |
| (Increase) decrease in: | | |
| Accounts Receivable | | 9,981 |
| Other Assets | | 15 |
| Income Tax Benefit | | 1,405 |
| Prepaid Expenses | | (7,588) |
| Increase (decrease) in: | | |
| Accounts Payable | | (2,434) |
| Due to/from TIA | | 5,959 |
| Accrued Income Tax | | 5,000 |
| Total adjustments | $ | 12,338 |
| Net cash provided in operating activities | $ | 29,395 |
| Increase in cash | $ | 29,395 |
| Cash - beginning of year | $ | 53,004 |
| Cash - end of period | $ | 82,399 |
| Interest | | - |

*The accompanying notes are an integral part of these financial statements*

# TCM SECURITIES INC.
## Notes to Financial Statements
## December 31, 2013

**Note 1: Organization**

Taylor Capital Management Inc. (the "Company"), a Connecticut corporation, was formed on December 22, 1993. The Company is registered as a broker-dealer under Section 15(b) of the Securities and Exchange Act of 1934. The Company's authorized issued and outstanding shares of capital stock at December 31, 2013 were Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding. On August 29, 2012 the Company changed its name to TCM Securities Inc.

The Company has incurred cumulative losses of approximately $585,978 since its inception. However, the company's result of operation improved and generates a positive cash flow from operations and reported a net income for the year ended December 31, 2013.

**Note 2: Summary of Significant Accounting Policies**

**Basis of Presentation**

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

**Use of estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Cash and Cash Equivalents**

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2013, the Company had the cash balance of $82,399.

**Revenue Recognition**

The Company generates income from commission and related brokerage fees as transaction fees. Securities transactions are recorded on a trade date basis and the Company recognizes revenue when the transactions are completed.

**Note 2: Summary of Significant Accounting Policies (cont.)**

**Commission expense**

At present the Company has a total of 59 registered representatives working as independent contractors and paid on a commission basis. As of December 31, 2013, the Company recorded $1,422,895 as commission expense. The Company paid a total of $1,413,230 and accrued the remaining balance of $9,665 as a liability.

**Comprehensive Income**

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2013.
The firm did not have any adjustments that would have made comprehensive income different from net income.

**Other Current Assets**

The pre paid expenses is classified as a non-allowable asset in the computation of the Net Capital as reported in the Company's FOCUS report.

| Account Title | Amount |
|---|---|
| PAIB account – Pershing LLC | $ 4,985 |
| Prepaid expenses | $ 7,588 |
| **Total** | **$ 12,573** |

**Note 3: Securities owned**

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

**Note 4: Income taxes**

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes.The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the difference are expected to be reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax return. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

# TCM SECURITIES INC.
## Notes to Financial Statements
## December 31, 2013

**Note 5: Fair Value**

The Company adopted Financial Accounting Standards ("SFAS") ASC820 Measurements and Disclosures," for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short- term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

**Note 6: Recently issued accounting standards**

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC I 05"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial

**Note 6: Recently issued accounting standards (cont.)**

statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2013 various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2014-01 | Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force) | For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted. |
| 2014-02 | Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity | The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. |
| 2011-10 | Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force) | After December 15, 2013 |

**Note 6: Recently issued accounting standards (cont.)**

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 7: Net capital requirements**

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital and net capital requirements of approximately $61,775 and $5,000 respectively. The Company's net capital ratio was 33.38% which is less than 15:1.

**Note 8: Financial instrument with off-balance sheet risk**

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

**Note 9: Office sub-lease & expense sharing agreement**

The Company signed an agreement for office space sub-lease with Triumph Advisors Ltd. "Landlord" wherein the landlord, in consideration of lease payment, leases to tenant a 48 square foot office area [the "premises"]. Both the Company and the landlord are located and conduct business from an office building located at 2230 Towne Lake Parkway, Building 800 Suite 130, Woodstock, GA 30189. The term of the lease starts on December 31, 2013 and will be on a month to month basis and terminates upon the agreement of both parties. The lease payment is $510 per month.

- Postage and courier
- Use administrative and janitorial services
- Use of office supplies and equipment
- Use of phone and internet service

**Note 10: Subsequent Events**

These financial statements were approved by management and available for issuance on February 17, 2014. Subsequent events have been evaluated through this date

## TCM SECURITIES, INC.

### Statement of Net Capital
### Schedule I
### For the year ended December 31, 2013

| | Focus 12/31/13 | | Audit 12/31/13 | | Change | |
|---|---|---|---|---|---|---|
| Stockholder's equity, December 31, 2013 | $ | 74,348 | $ | 74,348 | $ | - |
| Subtract - Non allowable assets: | | | | | | |
| Other asset | | (12,573) | | (12,573) | | - |
| Tentative net capital | $ | 61,775 | $ | 61,775 | | - |
| Haircuts: | | - | | - | | - |
| NET CAPITAL | $ | 61,775 | $ | 61,775 | $ | - |
| Minimum net capital | | (5,000) | | (5,000) | | - |
| Excess net capital | $ | 56,775 | $ | 56,775 | $ | - |
| Aggregate indebtedness | $ | 20,623 | $ | 20,623 | $ | - |
| Ratio of aggregate indebtedness to net capital | | 33.38% | | 33.38% | | |

*The accompanying notes are an integral part of these financial statements*

**TCM SECURITIES, INC**
**December 31, 2013**

**Schedule II**
**Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

**Schedule III**
**Information Relating to Possession or Control**
**Requirements Under Rule 15c3-3**

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

*The accompanying notes are an integral part of these financial statements*

## INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
TCM Securities Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements of TCM Securities Inc. for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by TCM Securities, Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 17, 2014

**INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION.**

Board of Directors
TCM Securities Inc.
Woodstock, Georgia

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by TCM Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TCM Securities Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TCM Securities Corporation's management is responsible for TCM Securities Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 17, 2014



Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050313 FINRA DEC
TCM SECURITIES INC 13*13
130
2230 TOWNE LAKE PKWY BLDG 800-STE
WOODSTOCK GA 30189-5540

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dennis Taylor
404-889-4133 Ext. 205

2. A. General Assessment (item 2e from page 2) $ 961

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,500 )
7-16-2013
Date Paid

C. Less prior overpayment applied ( 32 )

D. Assessment balance due or (overpayment) (571)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (571)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ______

H. Overpayment carried forward $( 571 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TCM Securities, Inc.
(Name of Corporation, Partnership or other organization)

Dennis Taylor
(Authorized Signature)

Dated the 18 day of Feb, 20 14.

CFO + Compliance Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,810,528 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 426,245 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 426,245 |
| 2d. SIPC Net Operating Revenues | $ 384,283 |
| 2e. General Assessment @ .0025 | $ 961 |
| | (to page 1, line 2.A.) |